Exhibit 99.3

Seacoast Banking Corporation of Florida

Loans Outstanding

(percent of total outstandings)

	1999	2000	2001	2002	Mar-03	Jun-03	Sep-03
Consumer	12%	18%	21%	23%	21%	21%	21%
Commercial	28%	31%	35%	42%	45%	46%	50%
Residential	60%	51%	44%	35%	34%	33%	29%
Total Loans (in millions)	$778	$845	$785	$688	$662	$651	$666

Deposit Growth

(in millions)

	Sep-02	Dec-02	Mar-03	Jun-03	Sep-03
NOW & Savings	$451	$473	$491	$497	$512
Time	$378	$373	$364	$372	$358
DDA	$177	$185	$196	$205	$211